May 1, 2025

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Surf Air Mobility Inc.
Request to Withdraw Registration Statement on Form S-3
File No. 333-286806

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Surf Air Mobility Inc., a Delaware corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-286806) filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2025, together with all exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because the Registration Statement was inadvertently filed as form type “S-3” instead of form type “POS AM” with respect to an effective registration statement with File No. 333-279928 The Company intends to file a post-effective amendment to the prior registration statement appropriately identified as a filing on form type “POS AM” after submitting this request. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Douglas Sugimoto

Name: Douglas Sugimoto
Title: General Counsel

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